SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

                                 (RULE 13e-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
                    SECTION 13(e) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                (Amendment No. 2)

                              THE HERTZ CORPORATION
                                (Name of Issuer)

                              THE HERTZ CORPORATION
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   428040 1 09
                      (CUSIP Number of Class of Securities)

                               ------------------

                              Harold E. Rolfe, Esq.
              Senior Vice President, General Counsel and Secretary

                              The Hertz Corporation
                               225 Brae Boulevard
                        Park Ridge, New Jersey 07656-0713
                                 (201) 307-2000

      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ------------------

                                    Copy to:

                           Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


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This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule
       13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]



                            CALCULATION OF FILING FEE

===============================================================================
       Transaction Valuation *             Amount of Filing Fee **
           $707,567,930.50                       $141,513.59
===============================================================================

* Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 19,931,491 shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock"), of The Hertz Corporation, at a purchase price of $35.50 per Share net in cash. Such number of Shares represents the 40,177,324 Shares outstanding as of December 31, 2000, less the 20,245,833 Shares already beneficially owned by Ford FSG, Inc.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  $141,513.59
          Form or Registration No.:  Schedule TO
          Filing Parties:  Ford FSG, Inc. and Ford Motor Company
          Date Filed:  February 2, 2001



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        This Amendment No. 2 to Schedule 13E-3 amends and supplements the
Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on February 23, 2001, as amended from time to time (the "Schedule 13E-3") by The Hertz Corporation, a Delaware corporation ("Hertz"). The Schedule 13E-3 relates to the tender offer by Ford FSG, Inc. (the "Purchaser"), a Delaware corporation and an indirect, wholly owned subsidiary of Ford Motor Company ("Ford"), a Delaware corporation, to purchase any and all of the outstanding publicly-held shares of Class A Common Stock, par value $0.01 per share (the "Shares" or the "Class A Common Stock") of Hertz, at a purchase price of $35.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 2, 2001, as amended from time to time (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 11 of the Schedule 13E-3, is hereby amended and supplemented by the following:

       "The Offer expired, as scheduled, at midnight, New York City time, on Friday, March 2, 2001. A total of approximately 19,354,957 Shares were validly tendered pursuant to the Offer and not withdrawn, and were accepted for payment on March 5, 2001. After giving effect to the acquisition of the Shares tendered in the Offer, and prior to the Merger, the Purchaser and its affiliates own approximately 97.6% of the Shares outstanding. Following completion of the Offer, Ford FSG II, Inc. was merged with and into Hertz, resulting in Hertz becoming an indirect, wholly owned subsidiary of Ford. As a result of the Merger, which became effective at 11:15 a.m., New York City time, on Friday, March 9, 2001, each publicly held Share was converted into the right to receive $35.50 in cash, subject to the exercise of dissenters' rights under Delaware law. The Hertz Class A Common Stock will cease to be traded on the New York Stock Exchange beginning March 12, 2001."

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        THE HERTZ CORPORATION

                                        By: /s/ Harold E. Rolfe
                                            --------------------------
                                            Harold E. Rolfe
                                            Senior Vice President,
                                            General Counsel and Secretary

Dated:  March 9, 2001